Exhibit 3.1B

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

NEWEGG INC.

NEWEGG INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That, by written consent of the Board of Directors of said corporation as of September 27, 2005, resolutions were duly adopted setting forth proposed amendments to the Amended and Restated Certificate of Incorporation of said corporation, declaring said amendments to be advisable and directing its officers to submit said amendments to the sole stockholder of said corporation for consideration thereof. The resolutions setting forth the proposed amendments are as follows:

WHEREAS, it is deemed to be advisable and in the best interests of the Corporation and its sole stockholder that the Corporation’s Amended and Restated Certificate of Incorporation be amended to change the provisions of Section B(3)(e)(iv) of Article FOURTH and Section B(3)(e)(v) of Article FOURTH thereof;

NOW, THEREFORE, BE IT RESOLVED, that Section B(3)(e)(iv) of Article FOURTH of the Corporation’s Amended and Restated Certificate of Incorporation be amended to read in its entirety as follows:

“(iv) effect any (i) merger, reorganization or consolidation of the Corporation with or into one or more other corporations or entities, (ii) sale, lease, exclusive license, transfer or other disposition of all or substantially all of the Corporation’s assets, or (iii) sale, lease, exclusive license, transfer or other disposition of all or substantially all of the assets or all or substantially all of the capital stock of any direct or indirect wholly-owned subsidiary of the Corporation or any merger or consolidation of any direct or indirect wholly-owned subsidiary of the Corporation if the effect would be to transfer to persons other than the Corporation and its direct or indirect subsidiaries a material portion of the assets or business of the Corporation and the direct or indirect subsidiaries of the Corporation taken as a whole; provided, however, that for the avoidance of doubt, the foregoing shall not apply to any mortgage, lien, pledge, charge, security interest, encumbrance or similar arrangement entered into by the Corporation or any of its direct or indirect subsidiaries with respect to indebtedness incurred by the Corporation or any of its direct or indirect subsidiaries or to the exercise of remedies with respect thereto;”

RESOLVED FURTHER, that Section B(3)(e)(v) of Article FOURTH of the Corporation’s Amended and Restated Certificate of Incorporation be amended to read in its entirety as follows:

“(v) purchase or redeem or pay or declare any dividend or make any distribution on, any shares of its stock (including without limitation any stock dividend, stock split, combination or other similar recapitalization affecting the Series A Preferred Stock), or permit any subsidiary of the Corporation to take any such action with respect to the stock of the Corporation (except for dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock) other than (i) the issuance of up to 4,854,369 shares of Series B1 Preferred Stock and/or Series B2 Preferred Stock (the “Reorg Shares”) issued in exchange for shares of Series A Preferred Stock held by Fred Chang, Howard Tong, Ken Lam or George Jiao (each a “Founder” and together “Founders”) no later than the sixtieth (60th) day after the initial sale by the Corporation of Series B Preferred Stock immediately prior to an additional closing pursuant to Section 1.3 of the Series B Preferred Stock Purchase Agreement between the Corporation and certain stockholders dated September 27, 2005 (the “Stock Purchase Agreement”) and provided that all such shares of Series B1 Preferred Stock and/or Series B2 Preferred Stock held by the Founders are actually sold in such additional closing (and if all such shares are not sold in such additional closing, the issuance of the Reorg Shares shall be deemed void), (ii) dividends on the Series B Preferred Stock as provided under Section B.1(a) of this Article Fourth, (iii) repurchases of securities from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the original purchase price (or at such other price as otherwise approved by the Board of

Directors, including the approval of the Series B Director) (iv) securities purchased pursuant to the rights of the Corporation under the Right of First Refusal and Co-Sale Agreement by and among the Corporation and the investor and stockholders named therein (v) Tax Dividends and (vi) redemption of Series B Preferred Stock pursuant to Section 7;”

RESOLVED FURTHER, that the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed, on behalf of the Corporation, to submit the foregoing amendments to the sole stockholder of the Corporation for consideration thereof; and

RESOLVED FURTHER, that, following approval of the foregoing amendments by the sole stockholder of the Corporation, the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed, on behalf of the Corporation, to prepare or cause to be prepared a Certificate of Amendment of Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”), to execute the Certificate of Amendment, and to file or cause to be filed the Certificate of Amendment with the Delaware Secretary of State; and

RESOLVED FURTHER, that the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed, on behalf of the Corporation, to prepare and execute such other documents and to take such other actions as such officer or officers shall deem to be necessary, appropriate or advisable in order to effect the foregoing amendments to the Corporation’s Amended and Restated Certificate of Incorporation, and to otherwise carry out the intent and purposes of the foregoing resolutions.

SECOND: That, thereafter, by written consent of the holder of all of the issued and outstanding shares of Class A Common Stock of said corporation, the necessary number of shares required by statute were voted in favor of the amendments. There are no shares of Class B Common Stock or Preferred Stock outstanding.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, NEWEGG INC. has caused this certificate to be signed by its duly authorized officer this 27th day of September, 2005.